LYNCH, CHAPPELL & ALSUP
A PROFESSIONAL CORPORATION
ATTORNEYS
THE SUMMIT, SUITE 700
300 NORTH MARIENFELD
MIDLAND, TEXAS 79701
(432) 683-3351
TELECOPIER (432) 683-8346
May 12, 2009
Via Edgar and Federal Express
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention:	Tracey L. McNeil, Division of Corporation Finance

Re:	Parallel Petroleum Corporation
From 10-K for the Fiscal Year Ended December 31, 2008
Filed February 23, 2009
Response Letter filed April 13, 2009
File No. 000-13305
Dear Ladies and Gentlemen:
          We write this letter on behalf of Parallel Petroleum Corporation (“Parallel”) to respond to the comment letter received from the Staff on April 28, 2009 (the “Comment Letter”), relating to Parallel’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (“Parallel’s 10-K”) and to our response letter filed April 13, 2009.
          We have numbered each of the responses to correspond to the numbering of the comments in the Comment Letter. For your convenience, we have repeated each comment (in bold type) immediately preceding the corresponding response.

Securities and Exchange Commission
May 12, 2009

Form 10-K for the Fiscal Year Ended December 31, 2008
Business, page 1
About Our Business and Strategy, page 5
1.	We have reviewed your response to prior comment four of our letter dated March 31, 2009, including your proposed disclosure about reserve replacement measures. As the reasons you are adding production to the net increase in reserves are not intuitive, please disclose what the measures of replacement and replacement percentage represent, in addition to explaining how these measures are calculated.

For example, it appears that you use the term replacement to encompass all changes that increase reserves, net of changes other than production which decrease reserves; and the term replacement percentage to compare this net change to the decrease associated with production. We understand that your replacement measure is calculated by first subtracting production during the year from the reserve estimate at the beginning of the year, and then by measuring the extent to which your reserve estimate at the end of the year either exceeds or falls short of this result. We understand that your replacement percentage is calculated by dividing the measure of replacement by the annual production.

Please expand your disclosure to provide comparable explanation and also to indicate the extent to which factors other than extensions and discoveries contribute materially to your replacement percentages.
Response No. 1
After carefully considering the nature and extent of additional descriptive disclosures needed to make the reserve replacement percentages and related ratio appropriately useful to the reader, Parallel proposes to remove all references to the reserve replacement percentage and related ratio in its future filings and revise its disclosures in a manner similar to the marked changes set forth below:
     “About Our Business and Strategy
     We have positioned our property portfolio on acreage in established geologic trends where we use our engineering, operational, financial and technical expertise to provide consistent long-term production and attractive returns on our investments. We prefer obtaining positions in long-lived oil and natural gas reserves to properties that have shorter reserve lives. We

Securities and Exchange Commission
May 12, 2009

manage financial, reservoir, drilling and geological risks by emphasizing lower-risk acquisition, exploitation, enhancement and development drilling opportunities over higher-risk exploration projects. Furthermore, aggressive application of advanced technologies and production techniques, such as horizontal drilling and multi-stage fracture stimulation techniques have allowed us to achieve productivity in areas that we believe would not have been productive without the use of these advanced technologies and production techniques.
     Our experienced executive management team, together with our technical staff, has significantly grown our asset base, accumulating large acreage positions and working interests in high-quality oil and natural gas properties ~~that demonstrate attractive returns on investment. From 2001 to 2008, we have replaced approximately 337% of our production. For the year ended December 31, 2008, our depletion per BOE was $15.56, and our related lifting costs, excluding production taxes, were $9.98 per BOE~~. Our long-lived Permian Basin reserves demonstrate shallow decline profiles, high margins, low replacement costs and consistent positive cash flows. For the year ended December 31, 2008, our depletion per BOE was $15.56, and our related lifting costs, excluding production taxes, were $9.98 per BOE. We continue to utilize this reliable stream of cash flows from our oil production to support the development of our natural gas resource plays. We believe we are positioned in some of the most attractive areas of both the Barnett Shale and Wolfcamp Carbonate plays. Chesapeake Energy Corporation, or Chesapeake, as the operator of the majority of our interests in the Barnett Shale natural gas resource play, provides substantial operating expertise in the development of this project. We believe we have significant long-term growth potential through the development of our existing core oil and natural gas properties.”
2.	We have reviewed your response to prior comment six of our letter dated March 31, 2009, including your yearly reserve replacement ratios for 2006 through 2008. We also note your disclosure on page 5 of your Form 10-K regarding the replacement of 337% of your production from 2001 to 2008. Expand your disclosure to indicate your yearly reserve replacement ratios for 2001 through 2008.
Response No. 2
As noted in our response to Staff Comment No. 1, Parallel proposes to delete any reference to reserve replacement percentages and ratios. Accordingly, the additional disclosures proposed to be made in response to this Comment No. 2 do not include reserve

Securities and Exchange Commission
May 12, 2009

replacement ratios and are limited to year-end reserve quantities. Parallel proposes to amend its future filings similar to the marked changes set forth below:
“We must replace oil and natural gas reserves that we produce. Failure to replace reserves may negatively affect our business.
Our net quantity of proved natural gas reserves increased by approximately 25% in 2008 as our drilling programs resulted in significant natural gas discoveries and extensions in our Barnett Shale resource natural gas project and in our New Mexico projects. However, the net quantity of our proved oil reserves decreased by approximately 25% in 2008 primarily due to the effects of reduced oil pricing between December 31, 2008 and 2007 and the effects such decrease has on the projected economic limits of oil properties. Overall, our oil and gas reserves have declined since December 31, 2006.
The following table shows the year-end trend in our total proved reserves since December 31, 2000:

	Reserves At Year-End
Year	Oil	Gas	BOE
2000	974	15,686	3,588
2001	916	13,947	3,241
2002	10,271	15,633	12,877
2003	12,084	16,271	14,796
2004	18,916	16,825	21,720
2005	21,192	25,237	25,398
2006	28,721	58,896	38,537
2007	28,434	57,234	37,973
2008	21,206	71,833	33,179
The net change in proved reserves for any period is the result of many factors, including:
•	additions from exploratory drilling;

•	revisions of existing reserves due to factors such as changes in commodity price, estimated future drilling costs in the case of proved undeveloped reserves, changes in estimated future production costs, and revisions based on changes in expectation of well performance;

•	purchases of minerals in place; and

•	sales of minerals in place.

Securities and Exchange Commission
May 12, 2009

Our future performance depends in part upon our ability to find, develop and acquire additional oil and natural gas reserves that are economically recoverable. Our proved reserves decline as they are depleted and we must locate and develop or acquire new oil and natural gas reserves to replace reserves being depleted by production. In addition, if the value our bank lenders attribute to our reserves and our production declines, then the amount we are able to borrow under our credit agreement will also decline. No assurance can be given that we will be able to find and develop or acquire additional reserves on an economic basis. If we cannot economically replace our reserves, our results of operations may be materially adversely affected.”
Financial Statements
Supplemental Oil and Natural Gas Reserve Data, page F-45
3.	We have reviewed your response to prior comment eight from our letter dated March 31, 2009. Please tell us the status of the waterflood that you had projected in 2008 to produce 283 BOEs and its current production rate. If it is not producing, tell us the reasons there has been no production and the estimated time it will begin producing.
Response No. 3
          In response to comment number eight in the Staff’s letter dated March 31, 2009, Parallel stated that waterflood development had been projected to produce approximately 283,000 BOE in 2008. This projected production was not realized due to differences in timing on our two waterflood projects.
          The first waterflood was unitized effective April 1, 2009. Initial well conversions to injectors are currently being performed and water injection has begun. Parallel’s leases in this field are currently producing at an average of 620 bopd and 132 mcfpd.
          The unitization process is still underway on the second waterflood. Parallel estimates that the unitization will be finalized around year-end 2009. Parallel’s leases in this field are currently producing at an average rate of 433 bopd and 310 mcfpd.
          As previously indicated, we respectfully request that Parallel be permitted to make the proposed changes in the appropriate future filings.
          If any member of the Staff has questions regarding the foregoing, please contact Tommy Ortloff at (432) 683-3351 (main number) or (432) 688-1304 (direct line).

Securities and Exchange Commission
May 12, 2009

Very truly yours,
/s/ Thomas W. Ortloff

Thomas W. Ortloff

Enclosures

cc:	Tracey L. McNeil (SEC) (via Federal Express)
James Murphy (SEC) (via Federal Express)